NO ACT

PE 12-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005774

January 6, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-11

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2010

Dear Ms. Weber:

This is in response to your letter dated December 16, 2010 concerning the shareholder proposal submitted to Verizon by Kenneth Wachtell. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Kenneth Wachtell

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2010

The proposal relates to the board of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(f). We note your representation that the proponent has not responded to Verizon's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 16, 2010

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2011 Annual Meeting
Shareholder Proposal of Kenneth Wachtell

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Kenneth Wachtell (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from the 2011 proxy materials.

Verizon intends to file the definitive proxy statement for its 2011 annual meeting more that 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2011 proxy materials.

Verizon believes that the Proposal may be properly omitted from its 2011 proxy materials pursuant to Rule14a-8(f) because the Proponent failed to meet the eligibility requirements of Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides, in part, that [i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date [the shareholder] submits the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of two ways provided in Rule 14a-8(b)(2). See Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). Rule 14a-8(b)(2) also requires the shareholder to provide his or her own written statement that he or she intends to continue to hold the securities through the date of the annual meeting of shareholders.

The Proposal was delivered to Verizon by U.S. mail on November 2, 2010. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1) or include the written statement required by Rule 14a-8(b)(2). After determining that the Proponent is not a shareholder of record, in accordance with Rule 14a-8(f)(1) on November 8, 2010, Verizon sent a letter to the Proponent via Federal Express (the "Deficiency Notice"), requesting that the Proponent provide (1) a written statement that he intends to continue holding the shares through the date of the 2011 annual meeting and (2) a written statement from the record holder of his shares verifying that, at the time he submitted the Proposal, the proponent continuously held the securities for at least one year. The Deficiency Notice enclosed a copy of Rule 14a-8 and advised the Proponent that the requested document must be postmarked or transmitted electronically to Verizon no later than 14 days from the day he received such letter. Verizon received confirmation from Federal Express that the Deficiency Notice was delivered to the Proponent on November 9, 2010. A copy of the Deficiency Notice, together with the delivery confirmation, is attached as Exhibit B. As of the date hereof, Verizon has not received any response from the Proponent.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *Union Pacific Corporation* (March 5, 2010); *AMR Corporation* (February 12, 2010); *Frontier Communications Corporation* (January 26, 2010); *Frontier Communications Corporation* (January 25, 2010); *General Electric Company* (December 17, 2009); *Wal-Mart Stores, Inc.* (March 25, 2009); *KeyCorp* (January 9, 2009); and *Anthracite Capital, Inc.* (March 11, 2008). In addition, in Section G.4 of SLB 14, the Staff noted:

"Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice."

Verizon believes that the Proposal may be properly omitted from its 2011 proxy materials under Rule 14a-8(f) because the Proponent failed to provide within 14 days of receipt of Verizon's written request (1) a written statement from the record holder of his shares establishing eligibility and (2) a written statement of his intention to continue holding his shares until the 2011 annual meeting of shareholders. Verizon respectfully requests that the Staff not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from the 2011 proxy materials.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Kenneth Wachtell

EXHIBIT "A"

To Whom ~~It May~~ Concern: Harton

As a stockholder, I want to propose that attendance be taken at all Board of Directors meetings, including when each director arrives and leaves the meeting, and that this information be made public.

Kenneth Wachtell

Kenneth Wachtell

*** FISMA & OMB Memorandum M-07-16 ***

10/20/10

EXHIBIT "B"



Mary Louise Weber
Assistant General Counsel

One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

November 8, 2010

Via Federal Express

Mr. Kenneth Wachtell

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wachtell:

I am writing to acknowledge receipt on Tuesday, November 2, 2010, of your shareholder proposal dated October 20, 2010 for inclusion in Verizon Communications Inc.'s proxy statement for the 2011 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2011 annual meeting, you must have continuously held at least $2,000 in market value of Verizon's common stock for at least one year prior to the date that you submit the proposal. In addition, you must continue to hold at those shares through the date of the annual meeting. The proposal, including any accompanying supporting statement, may not exceed 500 words. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that you are not a registered holder of Verizon common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted your proposal, you had beneficially held the requisite number of shares of Verizon common stock continuously for at least one year and that you continue to hold such shares. You must also include your own written statement that you intend to continue to hold the shares through the date of the annual meeting. The SEC rules require that this documentation be postmarked or transmitted electronically to us no later than 14 days from the day you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2011 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Mary Louise Weber

Attachment

Cc: William L. Horton, Jr.